UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SS Beverages 1, Inc.

Legal status of issuer

      Form
      C Corporation

      Jurisdiction of Incorporation/Organization
      California

      Date of organization
      December 18, 2019

Physical address of issuer
340 S Lemon Ave #2123 Walnut, CA 91789

Website of issuer
https://unclearnies.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
245

Price (or method for determining price)
$102.3

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 10, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,264,116	$649,541
Cash & Cash Equivalents	$87,615	$18,412
Accounts Receivable	$219,936	$37,777
Short-term Debt	$622,232	$51,877
Long-term Debt	$2,108,625	$610,000
Revenues/Sales	$1,268,000	$398,077
Cost of Goods Sold	$760,846	$190,628
Taxes Paid	$-	$-
Net Income	-($1,454,404)	-($242,337)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
12/12/2022

SS Beverages 1, Inc.



Up to $1,235,000 of Preferred Equity

SS Beverages, 1, Inc., ("Uncle Arnie's", "FlyBeverage", the "Company," "we," "us", or "our"), is offering up to $1,235,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 10, 2023 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 27, 2023 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is approximately [$1,023] per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://unclearnies.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/uncle.arnies

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SS Beverages 1, Inc., ("the Company") is a California C Corporation, incorporated on December 18, 2019.

The Company is located at 340 S Lemon Ave #2123 Walnut, CA 91789.

The Company's website is https://unclearnies.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/uncle.arnies and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,235,000
Purchase price per Security	$102.3
Minimum investment amount per investor	$1,023
Offering deadline	February 10, 2023

Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cannabis beverage market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Theo Terris, Alberto Esquenazi, & Assaf Hershlikovich. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has outstanding liabilities. The Company has issued SAFEs in 2022 for total principal approximately $4,334,270. Promissory Note dated May 9, 2021, by and between the Company and Kent Kolze, in the amount of $25,000. Promissory Note dated May 9, 2021, by and between the Company and Kent Kolze, in the amount of $50,000. Promissory Note dated May 7, 2021, by and between the Company and Cann American Corp., in the amount of $30,000. Promissory Note dated May 11, 2021, by and between the Company and Thomas Grovhoug, in the amount of $32,500. Company loan with no interest, by and between the Company and SCG Ltd, in the amount of $130,000. No-interest loan, by and between the Company and Theodore Terris, in the amount of $120,000. Convertible Promissory Note dated September 8, 2022, by and between the Company and Alberto Esquenazi, in the amount of $150,000. Convertible Promissory Note dated September 8, 2022, by and between the Company and Theodore Terris, in the amount of $150,000.

The company issued debt to related parties. The company has outstanding debts in the amount of $120,000 to Theo Terris and $130,000 to SCG. The company has convertible notes in the amount of $150,000 to Theo Terris and $150,000 to Alberto Esquenazi.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has not filed a Form D for its SAFE offering from Oct 2022. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In the event that some regulations are imposed, it does not know what the impact would be on the cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registrations, the Company may be unable to continue to operate.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for [1-2] months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 57% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

SS Beverages Inc is a California-based beverage company changing the way people perceive, consume and enjoy cannabis. Its mission is to create the world's most approachable, accessible, and iconic cannabis brand.According toHeadset data, Uncle Arnie's Iced Tea Lemonade is the number one selling beverage SKU in California with regards to both total unit volume and total dollar sales.

Business Plan

The introduction of cannabis beverages, a familiar consumption format, has the potential to attract a larger and more varied consumer audience compared to smoking cannabis, as it is a far more inclusive and socially normalized type of consumption.

Uncle Arnie's was launched in Q2 2020 as an accessible and delicious cannabis beverage brand to speak to the hippy, legacy consumer. We leveraged decades of legacy cannabis heroes to create our mascot Uncle Arnie, an approachable figurehead for our brand, meant to represent figures like Jerry Garcia, Cheech & Chong, and The Dude from The Big Lebowski.

Since inception, we have seen commercial success. We have achieved revenue of over $3.5M and more than 823K units sold since inception. We are the leading high-dose cannabis beverage brand in California with 4 of the top 5 best selling cannabis beverages. We just expanded into Oregon in Q4 2022, with agreements in place to expand to Michigan and Washington in 2023.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.72% of the proceeds, or $43,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.31% of the proceeds, or $102,625, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
State-by-State Expansion	50%	50%	40%
Marketing	15%	15%	10%
Research & Development	5%	5%	3%
Building Inventory	20%	20%	20%
Sales	10%	10%	8%
HR	0%	0%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Theo Terris	CEO	CEO
Alberto Esquenazi	President & COO	President & COO
Assaf Hershikovich	CRO	CRO

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Ordinary Shares	100,000	Yes	N/A	74.1%	N/A
ESOP Options	35,000	No	Will dilute issued securities upon conversion	25.9%	N/A
SAFEs	$4,319,750	No	Will dilute issued securities upon conversion	0%	N/A

The Company has the following debt outstanding:

$130,000 Long Term Loan, $10,000 Promissory Note, $70,000 Shareholder Long Term Loan.

Ownership
A majority of the Company is owned by SCG Inc..

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
SCG Inc.	77,000 ordinary shares	57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
SS Beverages 1, Inc., ("the Company") was incorporated on December 18, 2019 under the laws of the State of Delaware, and is headquartered in 340 S Lemon Ave #2123 Walnut, CA 91789.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $439,145 cash on hand as of November 23, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	Oct 31, 2022	Reg D	SAFE	$4,319,750	Continuing working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is approximately $1,023. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never

declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

• increase or decrease the authorized number of shares of any class or series of capital stock;

• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

• increase or decrease the number of directors;

• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement

Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The company has two outstanding loans to the CEO, Theo Terris, for the amounts of $10,000 and $70,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Theo Terris*

(Signature)

Theo Terris

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Alberto Esquenazi*

(Signature)

Alberto Esquenazi

(Name)

President & COO

(Title)

12/12/2022

(Date)

/s/ *Assaf Hershikovich*

(Signature)

Assaf Hershikovich

(Name)

CRO

(Title)

12/12/2022

(Date)

/s/ *Theo Terris*

(Signature)

Theo Terris

(Name)

CEO

(Title)

12/12/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SS BEVERAGES 1, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SS Beverages 1, Inc.
Walnut, California

We have reviewed the accompanying financial statements of SS Beverages 1, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 9, 2022
Los Angeles, California

SS BEVERAGES 1 INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	87,615	$	18,412
Acccounts Receivable, net		219,936		37,777
Inventory		946,565		580,018
Due from Related Parties		10,000		10,000
Prepaids and Other Current Assets		-		3,333
Total Current Assets		**1,264,116**		**649,541**
Total Assets	$	**1,264,116**	$	**649,541**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	197,697	$	50,438
Credit Cards		26,597		1,212
Loans payable		70,000		-
Line of Credit		304,167		-
Other Current Liabilities		23,771		227
Total Current Liabilities		**622,232**		**51,877**
Simple Agreement for Future Equity (SAFEs)		2,108,625		610,000
Total Liabilities		**2,730,856**		**661,877**
STOCKHOLDERS EQUITY				
Common Stock		230,000		230,000
Retained Earnings/(Accumulated Deficit)		(1,696,741)		(242,337)
Total Stockholders' Equity		**(1,466,741)**		**(12,337)**
Total Liabilities and Stockholders' Equity	$	**1,264,116**	$	**649,541**

See accompanying notes to financial statements.

SS BEVERAGES 1 INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,268,000	$ 398,077
Cost of Goods Sold	760,846	190,628
Gross profit	507,154	207,449
Operating expenses		
General and Administrative	453,405	108,021
Sales and Marketing	1,361,522	341,764
Total operating expenses	1,814,926	449,786
Operating Income/(Loss)	(1,307,773)	(242,337)
Interest Expense	68,397	-
Other Loss/(Income)	78,235	-
Income/(Loss) before provision for income taxes	(1,454,404)	(242,337)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,454,404)**	**$ (242,337)**

See accompanying notes to financial statements.

SS BEVERAGES 1 INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Balance—December 31, 2019	**83,000**	**$ 60,000**	**$ -**	**$ 60,000**
Issuance of Stock	17,000	170,000		170,000
Net income/(loss)			(242,337)	(242,337)
Balance—December 31, 2020	100,000	230,000	$ (242,337)	$ (12,337)
Net income/(loss)			(1,454,404)	(1,454,404)
Balance—December 31, 2021	**100,000**	**$ 230,000**	**$ (1,696,741)**	**$ (1,466,741)**

See accompanying notes to financial statements.

SS BEVERAGES 1 INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,454,404)	$	(242,337)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(182,159)		(37,777)
Inventory		(366,546)		(580,018)
Prepaids and Other Current Assets		3,333		(3,333)
Due from Related Parties		-		50,000
Accounts Payable		147,259		50,438
Credit Cards		25,385		1,212
Other Current Liabilities		23,544		227
Net cash provided/(used) by operating activities		**(1,803,589)**		**(761,588)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		170,000
Line of Credit		304,167		-
Borrowing on Loans payable		70,000		-
Borrowing on SAFEs		1,498,625		610,000
Net cash provided/(used) by financing activities		**1,872,791**		**780,000**
Change in Cash		69,203		18,412
Cash—beginning of year		18,412		-
Cash—end of year	$	**87,615**	$	**18,412**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	68,397	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

SS BEVERAGES 1 INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1.   NATURE OF OPERATIONS

SS Beverages 1 Inc. was incorporated on December 18, 2019, in the state of California. The financial statements of SS Beverages 1 Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Walnut, California.

SS Beverages Inc is a California-based beverage company changing the way people perceive, consume and enjoy cannabis. Its mission is to create the world's most approachable, accessible, and iconic cannabis brand. According to Headset data, Uncle Arnie's Iced Tea Lemonade is the number one selling beverage SKU in California with regards to both total unit volume and total dollar sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

SS Beverages 1 Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its beverage products in over 400+ licensed dispensaries in California and Oregon as well as direct to consumers on Unclearnies.com, as well as from Licensing Royalty.

Cost of sales

Costs of goods sold include supplies, freight and delivery and ingredients packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020 amounted to $250,165 and $88,977, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	946,565	580,018
Total Inventory	**$ 946,565**	**$ 580,018**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaids	-	3,333
Total Prepaids and Other Current Assets	**$ -**	**$ 3,333**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	23,771	227
Total Other Current Liabilities	**$ 23,771**	**$ 227**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 100,000 shares have been issued and are outstanding, respectively.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered received three loans. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Hardcar, LLC-Loan	$ 30,000	0.00%	Fiscal year 2021	not set	$ -	-	$ 30,000	$ -	$ 30,000	$ -	$ -			
Theodore Terris -loan	$ 10,000	0.00%	Fiscal year 2021	not set	$ -	-	$ 10,000		$ 10,000	$ -	$ -			
Theodore Terris - loan	$ 30,000	0.00%	Fiscal year 2021	not set	$ -	-	$ 30,000		$ 30,000	$ -	$ -			
Total					$ -	$ -	$ 70,000	$ -	$ 70,000	$ -	$ -	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Line of Credit

In 2021, the Company entered into two funding agreement with Keefx Funding in the aggregate amount of $380,000. The Company agrees to pay Keef-X LLC in 24 equal Weekly payments. The total outstanding balance as of December 31, 2021, and December 31, 2020 was $304,167 and 0, respectively

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	As of Year Ended December 31, 2020
Safes 2020	Fiscal Year 2020	$ 12,000,000	80%	$ 610,000	$ 610,000
Safes 2021	Fiscal Year 2021	$ 12,000,000	80%	$ 1,498,625	$ -
Total SAFE(s)				**$ 2,108,625**	**$ 610,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, the investor in this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (485,163)	$ (80,698)
Valuation Allowance	485,163	80,698
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (565,861)	$ (80,698)
Valuation Allowance	565,861	80,698
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,896,318, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,896,318. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

As of December 31, 2021, and December 31, 2020, the Company had loan receivables from the Chief Innovation Officer, Matt McGinn, in the amount of $10,000. The loan bears no interest rate and has not defined maturity date.

In 2021, the Company received two loans from one of its shareholders and the CEO, Theodore Terris, in the aggregate amount of $40,000. The loans bear no interest rate and has no defined maturity date.

On September 8, 2022, the Company entered into a Convertible Promissory Note with one of the shareholders, Alberto Esquenazi, in the amount of $150,000. The note bears an interest rate of 1% per annum and has a maturity date set on December 31, 2023.

On September 8, 2022, the Company entered into a Convertible Promissory Note with one of the shareholders and the CEO, Theodore Terris, in the amount of $150,000. The note bears an interest rate of 1% per annum and has a maturity date set on December 31, 2023.

On October 1, 2022, The Company entered into a Cost Service Agreement with one of the shareholders, Fly Brands. Fly Brands shall provide SSB with administrative and HR services for a period of twelve months and it shall automatically and repeatedly extend to further twelve month periods, unless this Agreement is terminated by either party by giving sixty (60) days prior written notice.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 9, 2022, which is the date the financial statements were available to be issued.

On September 8, 2022, the Company entered into a Convertible Promissory Note with one of the shareholders, Alberto Esquenazi, in the amount of $150,000. The note bears an interest rate of 1% per annum and has a maturity date set on December 31, 2023.

On September 8, 2022, the Company entered into a Convertible Promissory Note with one of the shareholders and the CEO, Theodore Terris, in the amount of $150,000. The note bears an interest rate of 1% per annum and has a maturity date set on December 31, 2023.

On October 1, 2022, The Company entered into a Cost Service Agreement with one of the shareholders, Fly Brands. Fly Brands shall provide SSB with administrative and HR services for a period of twelve months and it shall automatically and repeatedly extend to further twelve months periods, unless this Agreement is terminated by either party by giving sixty (60) days prior written notice.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,307,773, an operating cash flow loss of $1,803,589, and liquid assets in cash of $87,615, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



CANNABIS INFUSED BEVERAGES
UNCLE ARNIE'S

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Uncle Arnie's

California's best-selling high-dosage cannabis beverage brand

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$1,023	$20,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN UNCLE ARNIE'S

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.unclearnies.com

Share:

Uncle Arnie's is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Over 823K units sold and over $3.5M in sales since launch in May of 2020. Revenue grew over 200% YoY from 2020-2021, and is on pace to grow 100% YoY from 2021-2022 (unaudited)
- Controls 4 of the top 5 best selling cannabis beverages in California as of Nov. 23, 2022 (according to Headset, a leading cannabis data-insights company)
- Over 400+ orders in the last 30 days, including orders from the top retailers in California and Oregon (MedMen, Cookies, Eaze, Greenthumbs)
- Expanded to Oregon in Q4 2022 with additional signed expansion deals in Michigan (expected Q1 2023) and Washington (expected Q2 2023). Negotiating with partners for H2 2023E expansion in CO, AZ, NM, and NV

Fundraise Highlights

- Total Round Size: US $1,235,000
- Raise Description: Seed
- Minimum Investment: US $1,023 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $20,000,000
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

> Cannabis beverage market is projected to grow with a CAGR of 54.31% to $7.9B in 2026. Uncle Arnie's currently has a 30%+ estimated market share in the California high-dose cannabis beverage category (according to Headset)

Uncle Arnie's is California's best-selling high-dosage cannabis beverage brand changing the way people perceive, consume, and enjoy cannabis. Our mission is to create the world's most approachable, accessible, and iconic cannabis beverages.

―――

What can I get you to drink?

This is the question we are asked multiple times per day.

We drink coffee in the mornings with our colleagues, beers in the afternoon with friends, or maybe a glass of wine in the evening with our loved one.

Why would cannabis be any different?

The prohibition of cannabis is ending. **37 U.S. States** now have legalized either medical or recreational cannabis. On October 6th, 2022, President Biden asked the "Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law." However, data has surfaced around the danger surrounding the combustion & inhalation of cannabis which creates an opportunity for new forms of cannabis consumption.

The introduction of cannabis beverages, a familiar consumption format, has the potential to attract a larger and more varied consumer audience compared to smoking cannabis, as it is a far more inclusive and socially normalized type of consumption.

Uncle Arnie's was launched in Q2 2020 as an accessible and delicious cannabis beverage brand to speak to the hippy, legacy consumer. We leveraged **decades of legacy cannabis heroes** to create our mascot Uncle Arnie, an approachable figurehead for our brand, meant to represent figures like Jerry Garcia, Cheech & Chong, and The Dude from The Big Lebowski.

Since inception, we have seen commercial success. We have achieved **revenue of over $3.5M** and more than **823K** units sold since inception. We are the leading high-dose cannabis beverage brand in California with **4 of the top 5 best selling cannabis beverages**. We just expanded into Oregon in Q4 2022, with agreements in place to expand to Michigan and Washington in 2023.

Uncle Arnie's is available in the top retail stores across CA and OR including MedMen, Cookies and Eaze.

Gallery





Uncle Arnie's.

Customer with product

Media Mentions

BENZINGA   THE JERUSALEM POST   BUSINESS INSIDER   MJBizDaily®   EIN PRESSWIRE

cannabis&tech today

The Team

Founders and Officers



Theo Terris
CHIEF EXECUTIVE OFFICER

Theo is an experienced leader, having invested and founded companies in the fields of real estate, co-working, online advertising, and cannabis alongside his long-term business partner, Assaf Hershlikovich.

Prior to joining Uncle Arnie's, Theo and Assaf built a successful ad-tech company, Solavid.

Theo is in charge of the fields of business development, growth, and strategy at Uncle Arnie's



Alberto Esquenazi
PRESIDENT & CHIEF OPERATING OFFICER

Alberto is an investment professional having spent 15 years founding, scaling, and selling Addoox Media, a technology company, as well as managing an active real estate investment portfolio across multiple continents.

Alberto oversees overall operations, corporate governance, and financial management at Uncle Arnie's.



Assaf Hershlikovich
CHIEF REVENUE OFFICER

Assaf is an experienced sales professional, having invested and founded companies in the fields of real estate, co-working, online advertising, and cannabis alongside Theo Terris.

Prior to joining Uncle Arnie's, Theo and Assaf built a successful ad-tech company, Solavid.

Assaf is responsible for revenue strategy and execution, including retail, D2C, and all future sources of revenue at Uncle Arnie's.

Key Team Members


Gabriela Valle
Director of Sales


Daniel Jorgenson
Director of Sales


Jimmy Kleiman
Strategy


Alec Burkin
Marketing


Jeffrey Bull
Creative


Edward Schwartz
Account Executive


Christine Reidel
Account Executive


Alexis Salas
Field Maketing


Ave Miller
VP Sales

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,235,000
Minimum investment:	US $1,023
Target Minimum:	US $150,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $102.3
Pre-Money valuation:	US $20,000,000
Option pool:	4.5%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Fly Beverage has set an overall target minimum of US $150,000 for the round, Fly Beverage must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Fly Beverage's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Total Amount Raised:

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Update on SeedInvest:

Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



- State-by-State Expansion
- Marketing
- Research & Development
- Building Inventory
- Sales

If Maximum Amount Is Raised



- State-by-State Expansion
- Marketing
- Research & Development
- Building Inventory
- Sales
- HR

Investor Perks

Tier 1: Investors of $2,000 - $4,999 or more will receive an Uncle Arnie's Magic Bus Long Sleeve Tee ($50 value)

Tier 2: Investors of $5,000 - $9,999 or more will receive an Uncle Arnie's Bus Long Sleeve Tee and High Dose Hoodie (and Tier 1)

Tier 3: Investors of $10,000 - $49,999 or more will receive a Uncle Arnie's hand drawn piece of artwork of their choosing (and Tiers 1 and 2)

Enthusiasts: Investors of $50,000 or more will receive a $1000 Delta Gift Card and will be invited to a private dinner with the Founders of Uncle Arnie's in Los Angeles for a private tasting following the close of the campaign. (and Tiers 1, 2, and 3)

The company is offering all potential SeedInvest investors a 20% discount to buy Uncle Arnie's merchandise. Copy and paste the URL below into your browser and use the discount code:"SEED" at checkout to receive the 20% discount exclusive to SeedInvest users.

www.shop.unclearnies.com

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Uncle Arnie's's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $3,474,750
Closed Date	Oct 31, 2022
Security Type	SAFE Note
Valuation Cap	US $12,000,000

Market Landscape



Cannabis Beverages Market to Reach USD $7,96 billion by 2026 according to Fortune Business Insights.

The cannabis beverage market is in its infancy and this status presents a tremendous opportunity. Today, cannabis beverages make up roughly 3% of all purchases at dispensaries in which cannabis beverages are sold, per Forbes. That being said, **the cannabis beverage market is expected to grow at a CAGR of 54.31% to nearly $8B by 2026.**

The CEO of Curaleaf (CNSX: CURA), Boris Jordan, said in a September 2022 interview that "beverages are the real prize," and he believes that within 5-10 years cannabis beverages will make up **50% of total cannabis purchases.**

Uncle Arnie's, California's best-selling high dose cannabis beverage brand controls ~30% of that market. We think Uncle Arnie's has been able to differentiate its brand by delivering delicious and accessible products. The brand itself is eye catching, relying heavily on digital art and in-store guerrilla marketing tactics to ensure multiple neuro-impressions for consumers entering dispensaries.

Uncle Arnie's is expanding into additional U.S. states. Products hit shelves in Oregon in Q4 2022 and are expected to launch in Michigan and Washington in Q1 2023 and Q2 2023, respectively.

The cannabis beverage market is highly polarized at two extremes – low dose beverages containing (2mg THC-10mg THC) for the canna-curious consumer and high dose beverages containing 100mg THC for the legacy, high-dose consumer. **More than 50% of all cannabis beverages** sold across America are within this high dose category that Uncle Arnie's is focused on.

We believe Uncle Arnie's is well positioned to be **THE national high-dose cannabis beverage brand**.

Join us on our journey.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cannabis beverage market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Theo Terris, Alberto Esquenazi, & Assaf Hershlikovich. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has outstanding liabilities. The Company has issued SAFEs in 2022 for total principal approximately $4,334,270. Promissory Note dated May 9, 2021, by and between the Company and Kent Kolze, in the amount of $25,000. Promissory Note dated May 9, 2021, by and between the Company and Kent Kolze, in the amount of $50,000. Promissory Note dated May 7, 2021, by and between the Company and Cann American Corp., in the amount of $30,000. Promissory Note dated May 11, 2021, by and between the Company and Thomas Grovhoug, in the amount of $32,500. Company loan with no interest, by and between the Company and SCG Ltd, in the amount of $130,000. No-interest loan, by and between the Company and Theodore Terris, in the amount of $120,000. Convertible Promissory Note dated September 8, 2022, by and between the Company and Alberto Esquenazi, in the amount of $150,000. Convertible Promissory Note dated September 8, 2022, by and between the Company and Theodore Terris, in the amount of $150,000.

The company issued debt to related parties. The company has outstanding debts in the amount of $120,000 to Theo Terris and $130,000 to SCG. The company has convertible notes in the amount of $150,000 to Theo Terris and $150,000 to Alberto Esquenazi.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has not filed a Form D for its SAFE offering from Oct 2022. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In the event that some regulations are imposed, it does not know what the impact would be on the cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registrations, the Company may be unable to continue to operate.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 🗀 Financials (2 files)	Dec 9, 2022	Folder
⟩ 🗀 Fundraising Round (1 file)	Dec 9, 2022	Folder
⟩ 🗀 Investor Agreements (1 file)	Dec 9, 2022	Folder
⟩ 🗀 Miscellaneous (4 files)	Dec 9, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Uncle Arnie's

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Uncle Arnie's. Once Uncle Arnie's accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Uncle Arnie's in exchange for your securities. At that point, you will be a proud owner in Uncle Arnie's.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Uncle Arnie's has set a minimum investment amount of US $1,013.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Uncle Arnie's does not plan to list these securities on a national exchange or another secondary market. At some point Uncle Arnie's may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Uncle Arnie's either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

Other General Questions

What is this page about?

This is Uncle Arnie's's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Uncle Arnie's's Form C. The Form C includes important details about Uncle Arnie's's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck





CANNABIS INFUSED BEVERAGES



DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.






LETTER FROM MANAGEMENT

Prospective Investors,

Uncle Arnie's was founded in 2020 with the mission to create the world's most approachable, accessible and iconic cannabis beverage brand.

Two years later, $3.5m in total revenue and ~823,000 people have enjoyed Uncle Arnie's beverages across California and Oregon. This is just the beginning.

The prohibition of cannabis is ending. 37 U.S. States now have either medical or recreational cannabis.

On October 6th, President Biden asked the "Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law."

Beverages represent one of the most familiar consumption methods for Americans. Coffee, tea, wine, beer...we have a beverage for every occasion.

Like within all growth categories, there will be a few winners in cannabis beverage. Throughout this presentation, you will understand why California's leading high-dose cannabis beverage brand, Uncle Arnie's, is so well positioned for success.

Thank you for your consideration in joining us on this journey.

Sincerely,

The Uncle Arnie's Team


ARNIES

PROBLEM

Illegal cannabis products present a risk to public health and safety



Recreational Cannabis Sales Launched in California in Jan, 2018.



5 years Later, 55% of all cannabis sales are in the Illegal, non-regulated market.



Data has surfaced around the danger surrounding the combustion & inhalation of cannabis.



Millennials and Generation-Z are increasingly health conscious.

Source:
dw.com
Leafly Report
University of Michigan Article



OPPORTUNITY

Cannabis isn't going anywhere. There is a need for delicious, safe and familiar ways to consume

ALTERNATIVES WILL ENCOURAGE

 Greater social acceptability of cannabis consumption

 Attract a much larger and varied consumer audience

 Open more possibilities of recreational points of sale (restaurants, lounges)

 Higher bioavailability and shorter onset time



OPPORTUNITY

Beverage offers cannabis users one of the most familiar consumption formats

In every social encounter during our day, we drink beverages. When you arrive at a friends house, the first question is "what can I get you to drink?"

 Coffee in the morning with our colleagues

 Beers in the afternoon with some friends

 Sunset in the beach with a cocktail

 Glass of wine in the evening with our loved ones

THE OVERALL CANNABIS MARKET IS GROWING QUICKLY

The cannabis beverage market is growing even faster



California Cannabis Sales

~50%+ CAGR



California Cannabis Infused Beverage Sales

~75%+ CAGR



CONSUMERS SPEAK WITH THEIR DOLLARS

More than 50% of cannabis beverages sold in America are high dose containing 100mg of THC





10-50mg THC
8.0%

Other
15.0%

100mg THC
51.0%

10mg THC
18.2%

<5% THC
7.8%

Source: Beverage Industry Report

AS A RESULT, UNCLE ARNIE WAS CREATED TO SPEAK TO THE 100MG, LEGACY CONSUMER

Uncle Arnie's character was created to speak to the hippy, **legacy consumer**.

He is **not** Jerry Garcia from *The Grateful Dead*, The Dude from *The Big Lebowski*. He is not Cheech or Chong.

He is **all of them**.

Uncle Arnie represents the decades of legacy cannabis heroes.





JUNK FOOD MUNCHIES

SKATEBOARDING

MUSIC CULTURE

HIPPIE

CONSUMERS

SURFING

DAILY USERS

MEDICAL PATIENTS

FLOWER & CONCENTRATES

CALIFORNIA'S #1 HIGH-DOSE CANNABIS BEVERAGE IS RAPIDLY EXPANDING ACROSS AMERICA



	CA	OR	MI	WA	AZ	CO
	Actively Selling		Executed Contracts		Under Negotiation	
FIRST SALE	Q2 2020	Q4 2022	Q1 2023E	Q2 2023E	Q4 2023E	Q4 2023E
POPULATION (in millions)	39	4.2	10	7.7	7.2	5.8
TOTAL LICENSED CANNABIS DISPENSARIES	774	756	484	476	130	825
ANNUAL CANNABIS MARKET SIZE	$4.974B	$926.4M	$2.273B	$1.283B	$918M	$1.627B

Source: US Census Bureau, canix.com, mjbizdaily.com

STATE BY STATE EXPANSION OFFERS THE LARGEST REVENUE DRIVER

Our goal is to grow the Uncle Arnie's footprint as efficiently as possible leveraging local partners


Actively Selling
Q1E 2023 MI & WA
Q4E 2023 CO
Q4E 2023 AZ

Source: Company Estimates; Disclaimer: Actual results are not guaranteed.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

THE UNCLE ARNIE'S PRODUCT PORTFOLIO DRIVES REPEAT PURCHASE

 

CONSUMER PRICE	$10	$8
LAUNCH DATE	Q2 2020	Q3 2022
SIZE	8 fl. ounces	2 fl. ounces
FLAVORS	Iced Tea Lemonade, Peach Iced Tea, Apple Juice, Pineapple Punch	Sunrise Orange, Blueberry Nightcap, Strawberry Kiwi, Magic Mango
UNITS SOLD TO DATE	751,000	50,000
PURPOSE	High-Dose Ready-to-Drink Beverage	High-Dose Travel Sized Shot

UNCLE ARNIE'S FOCUSES ON QUALITY AND TASTE

All while delivering the most accessible products relative to the competition.











Keef
WUNDER

	Uncle Arnie's	KEEF	LAGUNITAS	WUNDER	CANN
TOTAL MILLIGRAMS	**100**	100	10	4	2
PRICE	**$10.00**	$20.00	$8.00	$6.00	$3.50
PRICE PER MG	**$0.10**	$0.20	$0.80	$1.50	$1.75

Source: Headset

UNCLE ARNIE'S HAS THE 4 OUT OF THE 5 BEST SELLING CANNABIS BEVERAGES IN CALIFORNIA



California Cannabis Infused Beverage Product SKUs – 2021

BRAND	PRODUCT SKU	UNIT SALES
Uncle Arnie's	Iced Tea Lemonade	242,514
Keef	Bubba Kush Root Beer Soda	151,206
Lagunitas	Hi-Fi Hops Hoppy Reverb Sparkling Water	143,789
CANN	Blood Orange Cardamom Social Tonic (6-pack)	140,226
Manzanita	Kwik Zzz's - Indica Kushberry Shot	111,423

California 100mg THC Beverages Product SKUs – October 22

BRAND	PRODUCT SKU	UNIT SALES
Uncle Arnie's	Iced Tea Lemonade	16,037
Uncle Arnie's	Pineapple Punch	14,280
Uncle Arnie's	Sweet Peach Iced Tea	13,571
Uncle Arnie's	Apple Juice	11,886
Wunder	Godspeak – Blackberry Lemon	5,519

Source: Headset

UNCLE ARNIE'S IS ACTIVELY SELLING IN 400+ CALIFORNIA DISPENSARIES

...and there's a pipeline for more

PIPELINE





A PROVEN TRACK RECORD OF REVENUE GROWTH

...with meaningful growth opportunities ahead

FUTURE GROWTH DRIVERS

1. New Dispensaries
2. New Markets
3. New Product Development



YOY UNCLE ARNIE'S REVENUE GROWTH
~$400K
~$1.3M
~$2.8M
~$6.7M
2020
2021
2022E
2023E

Source: Headset Disclaimer: Actual results are not guaranteed.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

RECENT CANNABIS BEVERAGE M&A POINTS TO STRATEGIC IMPORTANCE OF THE CATEGORY

Recent M&A/Investments in Cannabis Infused Beverage Brands





CANNABIS-INFUSED
CANN
SOCIAL TONIC
LEMON LAVENDER

$27M Series A led by Imaginary Ventures

LEVIA
Achieve

$60M Acquisition by AYR Wellness

Established Companies See the Value in Cannabis/Cannabis Infused Beverage Brands









CANOPY GROWTH CORPORATION

Constellation Brands

LAGUNITAS BREWING PETALUMA, CHICAGO, & THE WORLD

CANNACRAFT®

HEXO®

MOLSON Coors

The transaction examples listed above represent successful investments and exits and there is no guarantee that Uncle Arnie's will achieve similar results, nor is it meant to suggest investors should expect to receive similar returns. Any potential returns an investor might receive are variable based on many factors including, but not limited to, the valuation at which an investor invests at and future dilution. In addition, the companies listed above are substantially different in size, stage, and scope than Uncle Arnies.



THE UNCLE ARNIE'S TEAM

GABI
NorCal Sales Director





ALBERTO
President & COO





UNCLE ARNIE'S

AVE
Founder & VP Sales





THEO
CEO





LEXI
Field Marketing





ED
Account Executive





ALEC
Marketing





JEFF
Creative





DJ
SoCal Sales Director





ASSAF
CRO





JIMMY
Strategy & Expansion





CHRISTINE
Account Executive



INVESTMENT RECAP

Market Leading Cannabis Infused Beverage Brand

- Uncle Arnie's Iced Tea Lemonade is the #1 selling cannabis infused beverage in California.

- Uncle Arnie's new products are already among the top selling cannabis infused beverage in California.

Proven Track Record with Meaningful Opportunity Ahead

- Revenue grew ~300%+ in 2021, with an expected revenue growth CAGR of ~140%+ through 2023. Total revenues are expected to reach ~$6.7M in 2023 (up from ~$1.3M in 2021).

- Revenue growth in the future is driven by clear strategic initiatives, including increased 1) dispensaries (~220 at YE21, ~450+ at YE22) and direct-to-consumer (DTC), 2) product SKUs (2 at YE21, ~8 at YE22), and 3) markets (1 state at YE21, 2 states at YE22, 6 states YE23).

Rapid Growth in the Highly Strategic Cannabis Infused Beverage Market

- The cannabis infused beverage market has seen tremendous growth over the past few years (~3.3M units in California in 2020, ~4.7M units in 2021), with particularly strong growth in Uncle Arnie's core high dose market (~30% share in California in 2020, ~32% share in 2021).

- Recent M&A and investments in the cannabis infused beverage market at attractive valuations point to the strategic importance of the category (Levia sold for $60M in 1Q22; Cann raised its $27M Series A in 1Q22).

Experienced and Complementary Management Team

- Uncle Arnie's management team has decades of collective experience in cannabis, with broad based expertise across formulation, production, distribution, marketing, and sales of cannabis infused products.

